Exhibit 99.1

Guardforce AI Surpasses 4,800 Robot Deployments Worldwide

Expects robot deployments to exceed 10,000 by year-end

NEW YORK, NY / May 4, 2022 / – Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ:GFAI)(NASDAQ:GFAIW), an integrated security solutions provider, announced today the deployment of more than 4,800  robots across 9 locations worldwide, including Hong Kong, Macau, Thailand, Malaysia, Singapore, Dubai, USA, Guangzhou and Shenzhen.

These Guardforce AI robot deployments cover various industries including, but not limited to government facilities, hospitals, hotels, tourist attractions, restaurants, sports centers, supermarkets, and transportation facilities. The integrated solutions provided by these robots include features such as disinfection, patrol, hotel check-in/check-out services (under testing), temperature screening, and advertising. A key component of the Company’s rollout strategy is to offer initial pilot programs to customers, which then allows Guardforce AI to gain customer feedback and upsell new features and applications. In turn, this has allowed Guardforce AI to quickly establish a meaningful foothold in the growing robotics sector.

Terence Yap, Chairman of Guardforce AI, stated, “In just February of this year, we announced we had surpassed 1,400 robot deployments. I am pleased to announce we have now surpassed 4,800 robot deployments worldwide, achieving an important milestone in our global expansion strategy. Our Robotics-as-a-Service (RaaS) business model is constantly evolving based on our customers’ feedback. For example, in Macau, we successfully tested advertisement placements, whereby customers can purchase ad space on our robots. In Hong Kong, we are currently testing self-service check-in and check-out robot integration with hotels. As we continue to penetrate the market and upgrade our AI solutions, we expect to offer an even more versatile robot solution, and capture a significant share of the rapidly growing, multi-billion-dollar RaaS market. We are also further developing our Intelligent Cloud Platform (ICP) to integrate AI solutions with our robots that we believe will create value by enhancing the customer experience, while improving operational efficiency. As a result of these and other initiatives, we anticipate our robot deployments will continue to grow rapidly and should exceed 10,000 deployments by year end.”

About Guardforce AI Co. Ltd.

Guardforce AI Co. Ltd. (NASDAQ:GFAI)(NASDAQ:GFAIW) is a global integrated security solutions provider that is focused on developing robotic solutions and information security services that complement its well-established secured logistics business. With more than 40 years of professional experience, Guardforce AI is a trusted brand name that protects and transports high-value assets belonging to public and private sector organizations. Guardforce AI develops and provides innovative technologies and services that enhance safety and protection. For more information, visit www.guardforceai.com.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com

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